EXHIBIT 99.1

Brookfield Business Partners Completes Acquisition of Healthscope

BROOKFIELD NEWS, June 06, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") together with its institutional partners, today announced that it has closed the previously announced acquisition of Healthscope Limited, the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand, for approximately $4.1 billion.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with more than US$365 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com

Media Claire Holland Brookfield Business Partners Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Alan Fleming Brookfield Business Partners Tel: (212) 618-3457 Email: alan.fleming@brookfield.com